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                                                                    Exhibit 8(c)

                       AMENDMENT DATED AS OF APRIL 4, 1997
             BETWEEN MORGAN STANLEY TRUST COMPANY (THE "CUSTODIAN")
                     AND SCHWAB CAPITAL TRUST (THE "CLIENT")


         WHEREAS, the Custodian and the Client have entered into a Custody Agreement dated as of April 4, 1997 (as amended from time to time, the "Agreement") for the safekeeping of securities and cash received by the Custodian for the account of the Client;

         WHEREAS, the Client has opened an account with Short-Term Investments Co. in order to invest in their Liquid Assets Portfolio, MSTC Cash Reserves Class (the "Fund");

         WHEREAS, the Client and the Custodian have agreed to enter into this Amendment in order to authorize the Custodian to take certain additional actions on behalf of the Client;

         NOW, THEREFORE, in consideration of the premises, the parties hereto agree as follows:

         1. Terms defined in the Agreement are used herein with their defined meanings.

         2. Notwithstanding any provisions in the Custody Agreement to the contrary, the Client hereby directs the Custodian to transfer to Client's account #_________________ with the Fund (the "Fund Account"), on a daily basis, any US dollar cash received by the Custodian for the Client's Accounts specified on Schedule I hereto, in excess of the amount deemed necessary to settle Client's cash and securities transactions. If the US dollar cash received by the Custodian on the Client's behalf is not adequate to settle such transactions, the Client hereby authorizes the Custodian to cause shares to be redeemed from Client's Fund Account in amounts necessary to settle such transactions.

         3. The Client hereby authorizes the Custodian to provide to Fund Management Company ("FMC"), an agent on behalf of the Fund, such information with respect to the Client as may be required by applicable laws and regulations or as may be reasonably requested by FMC and approved by the Client in writing.

         4. The Client acknowledges that the Custodian has entered into a Shareholder Service Agreement with FMC on behalf of the Fund for certain administrative services the Custodian provides to the Fund. The Custodian receives a fee for such services as set forth in the Prospectus of the Fund under "Annual Portfolio Operating Expenses, 12b-1 Fees."


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                                                                    Exhibit 8(c)


         5. The Client confirms that any decision to invest in the Fund is solely a decision of the Client and the Client has not relied on the Custodian for any investment advice. The Client confirms further that the Custodian is not exercising any discretionary authority with respect to the Client's investments in the Fund.

         6. Except as expressly amended hereby, all terms and provisions of the Agreement shall continue to be in full force and effect. This Amendment shall be construed in accordance with the applicable laws of the State of New York. This Amendment may be executed by one or both of the parties hereto on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective authorized officers as of the day and year first above written.




MORGAN STANLEY TRUST COMPANY


By:  /s/ Peter A. Needham
     Name:    Peter A. Needham
     Title: Principal and Treasurer

SCHWAB CAPITAL TRUST


By:  /s/ William J. Klipp
     Name:  William J. Klipp
     Title:   Executive Vice President
     and Chief Operating Officer


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